SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 21, 2007

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following release to the Australian Stock Exchange on June 21, 2007

Exhibit 1:	June 21	Chairman’s Letter to Shareholders

Recent Developments

On 7 June 2007, CEMEX Australia Pty Ltd., a wholly-owned subsidiary of CEMEX S.A.B. de C.V., announced that it had received acceptances for more than 50 per cent of Rinker’s issued capital. CEMEX has declared its offer to be unconditional. Rinker’s directors have recommended unanimously that, in the absence of a superior proposal, acceptance of the revised offer is in the best interests of Rinker’s shareholders.  Further details regarding CEMEX’s revised offer are contained in Rinker’s First Supplementary Target’s Statement and amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, each of which have been filed with the Australian Stock Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC).

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and First Supplementary Target’s Statement (collectively, the “Target’s Statement”) and Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), and all amendments thereto, each of which have been filed by Rinker with the ASX and the SEC, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including the Target’s Statement and the other exhibits thereto), and all amendments thereto, are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be, available free of charge from the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the ASX and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited
Signed by:	Luke Keighery
Title:	Manager Investor Services
Date:	June 21, 2007

Exhibit 1

19 June 2007

Dear Shareholder

I would like to update you on developments regarding the CEMEX takeover offer, since I last wrote to you a month ago.

On 7 June, CEMEX announced that it had received acceptances for more than 50% of Rinker shares and thus declared its offer unconditional.

CEMEX, which now controls the composition of the Rinker board, asked all incumbent directors to resign in favour of CEMEX nominees.

As a result, today my fellow directors and I tendered our resignations. CEMEX nominees have been appointed in our place.  They are:

•              Hector Medina (Executive Vice President of Planning and Finance of CEMEX)

•              Juan Pablo San Agustin (Senior Vice President of Corporate Strategic Planning of CEMEX)

•              Ramiro Villarreal (General Counsel and Secretary of the Board of CEMEX)

•              Stephen Walker (a director of the bidding company, CEMEX Australia Pty Ltd.), and

•              Tommie Bergman, chairman of Cochlear Limited.

CEMEX has asked David Clarke to remain Chief Executive of Rinker for the time being.

Whether CEMEX acquires 100% of Rinker depends on whether it reaches the 90% acceptance level, prior to the close of the offer.  If it does, CEMEX will be entitled to compulsorily acquire all outstanding shares. If it does not, those of you who do not accept the offer will remain minority shareholders in Rinker. I have previously referred you to some of the potential consequences of being a minority shareholder.

As previously announced, my fellow directors and I recommend that shareholders accept the CEMEX offer, in the absence of a superior proposal.  We have agreed to accept the offer in relation to our own shareholdings.

The offer is currently scheduled to close on June 22, although CEMEX may extend the closing date.

On behalf of my fellow directors and the people of Rinker, I would like to thank you for being a shareholder.  We trust it has been a worthwhile investment for you.  We greatly appreciate your loyalty and support over the past four years.

It has been a privilege to be Chairman of such a great company.

We wish you all the best in the future.

Yours sincerely

John Morschel
Chairman

Rinker Group Limited | ABN 53 003 433 118

Tower B Level 8 | 799 Pacific Highway | Chatswood NSW 2067 | Australia

PO Box 5697 | West Chatswood NSW 1515 | Australia

Telephone +61(2) 9412 6600 | Facsimile +61(2) 9412 6601 | www.rinker.com.au